United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                          For the month of August 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     (Check One) Form 20-F  X   Form 40-F
                                           ---            ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           (Check One) Yes      No  X
                                           ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).82-___.)

                           Companhia Vale do Rio Doce

                                TABLE OF CONTENTS


                     This Form 6-K contains the following:


                                                                      Sequential
                                                                         Page
Item                                                                    Number
----                                                                    ------

 1.   Press Release entitled "CVRD 2Q02 Earnings Release"
          dated July 31, 2002...........................................   1
 2.   Invitation to the Second Quarter 2002 Results Conference Call
          and Webcast Presentation......................................   2

                           CVRD 2Q02 Earnings Release

Rio de Janeiro, July 31, 2002 - Companhia Vale do Rio Doce (CVRD) will release 2Q02 earnings on Wednesday, August 14, 2002 after market closing. CVRD will release simultaneously quarterly consolidated financial statements in US GAAP (generally accepted accounting principles in the United States) and the Parent Company results in BR GAAP (generally accepted accounting principles in Brazil). There will be a conference call and webcast on Friday, August 16, 12:00 p.m., Rio de Janeiro time. The instructions to participate in these events are available on the enclosed invitation and also on CVRD website, www.cvrd.com.br, investor relations.




--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                                 Companhia
                                                 Vale do Rio Doce logo

                                        CVRD cordially invites you to participate in its

                                        SECOND QUARTER 2002 RESULTS
                                        CONFERENCE CALL AND
                                        WEBCAST PRESENTATION

                                        Date & Time

                                        Friday, August 16, 2002
                                        12:00 p.m. (Rio de Janeiro Time)
                                        11:00 a.m. (New York Time)

                                        Please dial

                                        US Participants: (1-800) 705-3304
                                        Brazilian Participants: (11) 4613-4526
                                        International Participants: (1-202) 266-0700

                                        Event number: 7979#

                                        Pass code: 230

                                        A simultaneous slide presentation will also be available.
NYSE: RIOPR, RIO
Bovespa: VALE5, VALE3                   To view the 2Q02 presentation:
Latibex: XVALP, XVALO                   1. log on to www.cvrd.com.br
                                        2. click on the "Second Quarter 2002 Results" button
www.cvrd.com.br                         3. click on the "Click Here forWebcast" button

                                        Please log on prior to the event to test your browser.
CVRD
Investor Relations:                     Speaker from CVRD
Roberto Castello Branco
Andreia Reis                            Mr. Fabio Barbosa
Daniela Tinoco                          Chief Financial Officer
Barbara Geluda
Rafael Azevedo                          A replay of the conference call will be available from
                                        1:00 p.m. New York Time on August 16, 2002 until
Tel: 55 (21) 3814-4540                  midnight (12:00 a.m.) New York Time on August 23, 2002.
rio@cvrd.com.br
                                        For the replay, please call:
                                        US Participants (1-800) 705-3304 //
Thomson Financial logo                  Brazilian Participants (11) 4613-4526 //
                                        International Participants (1-202) 266-0700
Curtis Smith                            Event number: 7979# - Pass code: 230
IR Consultant
                                        A replay of the synchronized slide presentation and
Tel: 55 (11) 3848-0887 ext: 215         conference call will also be available in the "Investor
curtis.smith@thomsonir.com.br           Relations" section of our website (www.cvrd.com.br).

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                (Registrant)


Date:  August 2, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                -------------------------------
                                                Fabio de Oliveira Barbosa
                                                Chief Financial Officer